



Abercrombie & Fitch

TABLE OF CONTENTS





CHAIRMAN'S LETTER

Without a doubt, the state of the economy, particularly in the second half of 2001, presented our business with extraordinary challenges. The retail environment was the toughest we have seen in many years. Customers became very promotionally driven and it was extremely difficult for full priced brands to generate sales increases. I am pleased that in this challenging environment we were able to protect our brand and continue to improve our bottom line. We achieved record sales and earnings in 2001 and have now had thirty-eight consecutive quarters of profit improvement. Our operating profit margin of 20% of sales continues to be one of the highest in the industry.

We had a successful year in 2001 because we run our business very conservatively and employ strong operational disciplines. We tightly control our inventory and expenses and I'm proud of the productivity improvements our associates achieved last year in our stores, home office, distribution center, and e-commerce operations. Most importantly, we never compromised the quality standards of our brand. We remain totally focused on the highest quality in our merchandise, our marketing, our stores, and our associates.

We are continuing to grow all three of our store concepts, Abercrombie & Fitch, abercrombie, and our newest brand Hollister. In 2001 we opened a total of 138 stores and are targeting another 130 openings for 2002. We continue to be pleased with the performance of Hollister and are now aggressively rolling out this concept. After opening 29 Hollister stores in 2001 we are planning another 60 for 2002. These openings will get this business to a size where it can begin to contribute to the bottom line.

Our e-commerce business continues to grow very rapidly. In 2001, internet sales in our adult Abercombie & Fitch business grew by over 60%. Additionally, we completed the first full year of kids internet business and are very pleased with its progress.

In April of 2001, we moved into our new home office campus. We are excited to work in an environment that represents our brand and lifestyle and allows us to attract and retain the brightest and most talented people in the business.

Our new campus gave us the opportunity to host our first major charity event, the A&F Challenge. Over 1,200 participants competed in running, biking, or in-line skating events and we raised almost $200,000 for local charities. We expect the event to be even bigger in 2002.

We were also proud to support the relief efforts for the victims of the September 11th attacks. Abercrombie & Fitch donated over $1.7 million to the families of New York firefighters and police from the profits on the sale of our "Freedom" t-shirts, as well as, the savings we realized from not publishing our Christmas magazine.

As we enter 2002, I have never been more confident about the future of our business. Our organization and our brands are stronger than ever, and we have the management disciplines and strategies in place to successfully manage through whatever environment we meet in the coming year and beyond.

Mike

Michael S. Jeffries
Chairman and Chief Executive Officer







Abercrombie & Fitch

FINANCIAL SUMMARY

(Thousands except per share and per square foot amounts, ratios and store and associate data)

Fiscal Year	2001	2000*	1999	1998	1997	1996	1995*
Summary of Operations							
Net Sales	$1,364,853	$1,237,604	$1,030,858	$805,180	$513,109	$329,800	$232,415
Gross Income	$ 558,034	$ 509,375	$ 450,383	$331,354	$191,890	$118,194	$ 76,550
Operating Income	$ 271,458	$ 253,652	$ 242,064	$166,958	$ 84,125	$ 45,993	$ 23,798
Operating Income as a Percentage of Net Sales	19.9%	20.5%	23.5%	20.7%	16.4%	13.9%	10.2%
Net Income	$ 168,672	$ 158,133	$ 149,604	$102,062	$ 48,322	$ 24,674	$ 14,298
Net Income as a Percentage of Net Sales	12.4%	12.8%	14.5%	12.7%	9.4%	7.5%	6.2%
Per Share Results (1)							
Net Income Per Basic Share	$ 1.70	$ 1.58	$ 1.45	$ .99	$ .47	$ .27	$ .17
Net Income Per Diluted Share	$ 1.65	$ 1.55	$ 1.39	$ .96	$ .47	$ .27	$ .17
Weighted Average Diluted Shares Outstanding	102,524	102,156	107,641	106,202	102,956	91,520	86,000
Other Financial Information							
Total Assets	$ 770,546	$ 589,577	$ 458,166	$319,161	$183,238	$105,761	$ 87,693
Return on Average Assets	25%	30%	38%	41%	33%	26%	20%
Capital Expenditures	$ 126,515	$ 153,481	$ 73,377	$ 37,483	$ 29,486	$ 24,323	$ 24,526
Long-Term Debt	–	–	–	–	$ 50,000	$ 50,000	–
Shareholders' Equity (Deficit)	$ 595,434	$ 422,700	$ 311,094	$186,105	$ 58,775	$ 11,238	$(22,622)
Comparable Store Sales Increase (Decrease)	(9%)	(7%)	10%	35%	21%	13%	5%
Retail Sales Per Average Gross Square Foot	$ 401	$ 474	$ 505	$ 476	$ 370	$ 301	$ 286
Stores and Associates at End of Year							
Total Number of Stores Open	491	354	250	196	156	127	100
Gross Square Feet	3,673,000	2,849,000	2,174,000	1,791,000	1,522,000	1,229,000	962,000
Number of Associates	16,700	13,900	11,300	9,500	6,700	4,900	3,000

**Fifty-three week fiscal year.*

(1) Per share amounts have been restated to reflect the two-for-one stock split on A&F's Class A Common Stock, distributed on June 15, 1999.

RESULTS OF OPERATIONS Net sales for the fourth quarter of the 2001 fiscal year were $466.6 million, an increase of 6% from $439.4 million for the fourth quarter a year ago. Operating income was $128.6 million compared to $124.1 million last year. A&F recorded its 38th consecutive quarter of record earnings as net income increased to $79.2 million in the fourth quarter of 2001 as compared to $77.2 million last year. Earnings per diluted share were $.78, up 3% from $.76 last year.

Net sales for the 2001 fiscal year increased 10% to $1.36 billion from $1.24 billion last year. Operating income for the year increased 7% to $271.5 million from $253.7 million in 2000. Net income per diluted share was $1.65 compared to $1.55 a year ago, an increase of 6%.

The following data represents the Company's consolidated statements of income for the last 3 fiscal years expressed as a percentage of net sales:

	2001	2000	1999
Net Sales	100.0%	100.0%	100.0%
Cost of Goods Sold, Occupancy and Buying Costs	59.1	58.8	56.3
Gross Income	40.9	41.2	43.7
General, Administrative and Store Operating Expenses	21.0	20.7	20.2
Operating Income	19.9	20.5	23.5
Interest Income, Net	(0.4)	(0.6)	(0.7)
Income Become Income Taxes	20.3	21.1	24.2
Provision for Income Taxes	7.9	8.3	9.7
Net Income	12.4	12.8	14.5

FINANCIAL SUMMARY The following summarized financial data compares the 2001 fiscal year to the comparable periods for 2000 and 1999:

				% Change	
	2001	2000	1999	2001-2000	2000-1999
Net sales (millions)	$1,364.9	$1,237.6	$1,030.9	10%	20%
Increase (decrease) in comparable store sales	(9%)	(7%)	10%		
Retail sales increase attributable to new and remodeled stores, magazine, catalogue and Web sites	19%	27%	18%		
Retail sales per average gross square foot	$ 401	$ 474	$ 505	(15%)	(6%)
Retail sales per average store (thousands)	$3,095	$3,944	$4,487	(22%)	(12%)
Average store size at year-end (gross square feet)	7,480	8,047	8,695	(7%)	(7%)
Gross square feet at year-end (thousands)	3,673	2,849	2,174	29%	31%
Number of stores:					
Beginning of year	354	250	196		
Opened	138	104	54		
Closed	(1)	–	–		
End of year	491	354	250		

NET SALES Fourth quarter 2001 net sales increased 6% to $466.6 million from $439.4 million in 2000. The increase was due to the addition of new stores offset by a 9% decline in comparable store sales as compared with last year's 13 week period ended February 3, 2001. The fourth quarter of 2001 was highly promotional and a number of promotional strategies, including direct mail, bounce-backs and selective price point reductions, were employed to improve the sales trend from the previous quarter. Although total Company comparable store sales remained negative, the addition of new and noncomparable store sales resulted in an addition to net sales of $63.6 million. The decrease in comparable store sales amounted to a $35.6 million decrease in net sales and was primarily due to continued weakness in the men's business. Comparable store sales were roughly flat in the women's business for the quarter. Stronger performing categories were in graphic knits, denim, skirts and women's accessories. Men's comparable store sales decreased in the mid-teens for the quarter; however, denim and knits performed well. The kids' business followed a similar trend to the adult business with girls' comparable store sales much stronger than boys'. The adult e-commerce business continued to become a larger part of the business as Internet sales grew by over 27% during the fourth quarter compared to last year. The Company's catalogue, the A&F Quarterly (a catalogue/magazine) and the

Company's Web sites accounted for 4.5% of net sales in the fourth quarter of 2001 as compared to 5.0% in 2000. The decrease is primarily due to the Company not producing an A&F Quarterly in the fourth quarter of 2001.

Fourth quarter 2000 net sales increased 21% to $439.4 million from $363.7 million in 1999. The increase was due to the addition of new stores offset by a 9% decline in comparable store sales. The addition of new and noncomparable store sales resulted in an addition to net sales of $98.4 million. The decline in comparable store sales, based on a 14 week quarter for both 2000 and 1999, totaled $30.9 million and was primarily due to comparable store sales decreases in the men's graphic tees and pants departments due to the difficulty in anniversarying paratroop pants. Comparable store sales were positive in the women's business for the quarter based on strong increases in the sweaters, denim and outerwear departments. The Company's catalogue, the A&F Quarterly and the Company's Web sites accounted for 5.0% of net sales in the fourth quarter of 2000 as compared to 3.8% in 1999.

Net sales for the 2001 fiscal year increased 10% to $1.36 billion from $1.24 billion in 2000. The sales increase was attributable to the net addition of 137 stores offset by a 9% comparable store sales decrease. The addition of new and noncomparable store sales resulted in an addition to net sales of $215.4 million. The decline in comparable store sales, as compared with last year's 52 week period ended February 3, 2001, amounted to $98.9 million and was mostly due to continued weakness in the men's business. Men's comparable store sales decreased in the high-teens for the year; however, denim, knits and gymwear performed well. Comparable store sales were up in the mid-single digits in the women's business for the year. The strongest performing categories were in denim, knits, skirts, gymwear and women's accessories. Overall, the women's business has increased to become a larger percentage of the overall business and the trend is expected to continue. In fiscal 2001, the women's business accounted for 55% of the total adult business. The kids' business had a mid-teen decline in comparable store sales for the year with girls' performing better than boys'. The Company's catalogue, the A&F Quarterly and the Company's Web sites represented 4.2% of 2001 net sales compared to 3.8% last year. Operating improvements in e-commerce fulfillment helped reduce the number of back-orders, increasing sales by improving in-stocks. The Company produced only three A&F Quarterly's in fiscal 2001 versus four in 2000, dampening the increase over last year in the direct business.

Net sales for the 2000 fiscal year increased 20% to $1.24 billion from $1.03 billion in 1999. The sales increase was attributable to the addition of 104 stores offset by a 7% comparable store sales decrease. The addition of new and noncomparable store sales resulted in an increase to net sales of $255.4 million. The decline in comparable store sales, based on a 53 week fiscal year for both 2000 and 1999, totaled $64.9 million and was across both the men's and women's businesses. During the year, the assortment in each business was repositioned to be more balanced and less focused on graphics and included items at key opening price points. The Company's catalogue, the A&F Quarterly and the Company's Web sites represented 3.8% of 2000 net sales compared to 2.9% last year.

GROSS INCOME The gross income rate (gross income divided by net sales) during the fourth quarter of 2001 was 44.7%, down from 46.2% for the same period in 2000. The decrease was primarily due to an increase in the markdown rate, attributable to the expected higher level of promotional business. The planned promotional strategies for the quarter resulted in selling at lower average retail prices. For the quarter, average unit retail prices decreased in the low-double digits. Additionally, buying and occupancy costs, expressed as a percentage of net sales, increased as a result of the inability to leverage fixed expenses with lower sales volume per average store. These decreases were partially offset by higher initial markup (IMU) and tight control of inventory. The increase in IMU was a result of continued improvement in the sourcing of merchandise, particularly in the women's business. The tight control of inventory resulted in inventories being down 30% per gross square foot at year-end as compared with last year. These low levels of inventory provided downside profit protection as season-end merchandise was significantly lower on a per square foot basis as compared to the same period in 2000.

For the fourth quarter of 2000, gross income, expressed as a percentage of net sales, decreased to 46.2% from 50.9% for the same period in 1999. The decrease was attributable to lower merchandise margins (representing gross income before the deduction of buying and occupancy costs) due to lower IMU and higher markdowns. The IMU was affected by both a change in sales mix and the planned strategy of offering lower opening price points in key product classifications.

For the year, the gross income rate decreased to 40.9% in 2001 from 41.2% in 2000. The decrease was primarily attributable to higher buying and occupancy costs. Buying and occupancy costs increased, as a percentage of net sales, due to the deleveraging created by the decrease in comparable store sales. The decrease was almost entirely offset by higher IMU as continued improvements in sourcing merchandise have reduced costs. The other factors in protecting gross income were tight control of inventory, which resulted in disciplined markdown control, and lower inventory shrinkage as a result of the Company's continued emphasis on in-store operational controls.

For the year, the gross income rate decreased to 41.2% in 2000 from 43.7% in 1999. The decrease was attributable to lower merchandise margins, primarily due to lower IMU caused by both a change in sales mix and the planned strategy of offering lower opening price points in key product classifications.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES The fourth quarter general, administrative and store operating expenses rate (general, administrative and store operating expenses divided by net sales) improved to 17.1% as compared to 17.9% in the fourth quarter of 2000. The Company continues to tightly control expenses in both the stores and the home office. These cost controls include limiting headcount additions, reducing home office travel and store payroll hours, and decreasing relocation and recruiting expenses. Savings were also recognized in the new distribution center and in the e-commerce business. During the fourth quarter, productivity in the distribution center, as measured in units processed per labor hour, was over 50% higher than last year. In the e-commerce business, fulfillment costs per order were down by over 10%. Last year's general, administrative and store operating expenses were unfavorably affected by one-time expenses related to the move to the new distribution center and home office and the inclusion of a 14th week in the fourth quarter of 2000. These savings in general, administrative and store operating expenses were partially offset by marketing costs incurred as part of the promotional strategy implemented during the fourth quarter of 2001.

General, administrative and store operating expenses, expressed as a percentage of net sales, were 17.9% in the fourth quarter of 2000 and 16.4% in the comparable period in 1999. The increase in the percentage was primarily due to the inability to leverage fixed expenses as a result of the decrease in comparable store sales. The increase was also due to planned one-time expenses related to the Company's move to a new home office and distribution center. The increases were offset by tightly controlled headcount additions, travel expenses, store payroll hours, outside services and compensation expense related to management bonuses.

The general, administrative and store operating expenses rate for the year was 21.0%, 20.7% and 20.2% in 2001, 2000 and 1999, respectively. The rate increases in 2001 and 2000 were primarily due to the inability to leverage fixed expenses as a result of the decrease in sales volume per average store. The increases were partially offset by the Company's continued focus on discretionary expense controls.

OPERATING INCOME The operating income rate (operating income divided by net sales) was 27.6% and 19.9% for the fourth quarter and fiscal year of 2001, respectively, compared to 28.2% and 20.5% for the same periods in 2000. The decline in operating income rate in these periods was primarily due to lower gross income percentages resulting from planned promotional strategies executed in the fourth quarter. Lower general, administrative and store operating expenses, expressed as a percentage of net sales, partially offset the lower gross income rate in the fourth quarter. For the year, higher general, administrative and store operating expenses, expressed as a percentage of net sales, added to the decrease in operating income rate.

Operating income, expressed as a percentage of net sales, was 28.2% and 20.5% for the fourth quarter and fiscal year of 2000, respectively, compared to 34.5% and 23.5% for the same periods in 1999. The decline in operating income as a percentage of net sales in these periods was primarily a result of lower gross income percentages. Higher general, administrative and store operating expenses, expressed as a percentage of net sales, also added to the decrease in the operating income percentage of net sales.

INTEREST INCOME/EXPENSE Net interest income was $1.2 million in the fourth quarter of 2001 and $5.1 million for the 2001 fiscal year compared with net interest income of $2.5 million and $7.8 million for the corresponding periods last year. The decrease in net interest income for both the quarter and the year was due to the decline in interest rates. Net interest income in 2001 and 2000 was primarily from short-term investments.

Net interest income was $2.5 million in the fourth quarter of 2000 and $7.8 million for all of 2000 compared with net interest income of $2.5 million and $7.3 million for the corresponding periods in 1999. The increase in net interest income for the year was due to an increase in interest rates, which was partially offset by lower cash and equivalents balances. Net interest income in 2000 and 1999 was primarily from short-term investments.

FINANCIAL CONDITION The Company's continuing growth in net income affords it financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES Cash provided by operating activities provides the resources to support operations, including projected growth, seasonal requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (thousands):

	2001	2000	1999
Working capital	$241,616	$146,939	$162,351
Capitalization: Shareholders' equity	$595,434	$422,700	$311,094

The Company considers the following to be measures of liquidity and capital resources:

	2001	2000	1999
Current ratio (current assets divided by current liabilities)	2.48	1.94	2.18
Cash flow to capital investment (net cash provided by operating activities divided by capital expenditures)	184%	99%	208%
Free cash flow (net cash provided by operating activities less capital expenditures) (in thousands)	$106,687	($2,292)	$79,374

Net cash provided by operating activities, the Company's primary resource of liquidity, totaled $233.2 million, $151.2 million and $152.8 million for 2001, 2000 and 1999, respectively. Cash was provided primarily by current year net income adjusted for depreciation and amortization. Additionally in 2001, cash was provided from increases in deferred income tax liabilities and accrued expenses and decreases in inventories. Deferred income tax liabilities increased in the current year as a result of increasing differences in tax and book depreciation methods due to the number of stores opened in the past few years. Accrued expenses, including unredeemed gift card revenue and catalogue and advertising costs, increased in the current year as a result of the continued growth and development of the business. Inventories decreased $12.1 million during 2001 due to the tight management of inventory, which resulted in a 30% decrease in inventory per gross square foot at year-end. Uses of cash were directly related to store growth and primarily consisted of increases in capitalized store supplies, construction allowance receivables and prepaid rent related to stores (classified in other assets).

The Company's operations are seasonal in nature and typically peak during the back-to-school and Christmas selling periods. Accordingly, cash requirements for inventory expenditures are highest during these periods.

Cash outflows for investing activities were primarily for capital expenditures (see the discussion in the "Capital Expenditures" section below) related to new stores (net of construction allowances) and the construction costs of the new office and distribution center. Investing activities also included purchases and maturities of marketable securities. As of February 2, 2002, the Company held marketable securities with original maturities of three to five months.

Financing activities during 2001, 2000 and 1999 consisted primarily of the repurchase of 600,000 shares, 3,550,000 shares and 1,510,000 shares, respectively, of A&F's Class A Common Stock pursuant to previously authorized stock repurchase programs. As of February 2, 2002, A&F is authorized to repurchase up to an additional 1,850,000 shares under the current repurchase program. Financing activities also consisted of stock option exercises and restricted stock issuances.

The Company has available a $150 million syndicated unsecured credit agreement. No amounts are currently outstanding. Additional details regarding the credit agreement can be found in the Notes to Consolidated Financial Statements (Note 8).

The Company also has a $75 million facility for trade letters of credit. The trade letters of credit are issued to numerous overseas suppliers and serve as guarantees to the suppliers. As of February 2, 2002, $39.7 million was outstanding under this trade letter of credit facility.

The Company has standby letters of credit in the amount of $8.5 million. The beneficiaries, two of the Company's suppliers, have the right to draw upon the standby letters of credit if the Company has authorized or filed a voluntary petition in bankruptcy. To date, the beneficiaries have not drawn upon the standby letters of credit.

As of February 2, 2002, the Company was committed to noncancelable leases with remaining terms of one to fourteen years. These commitments include store leases with initial terms ranging primarily from ten to fifteen years. A summary of minimum rent commitments under noncancelable leases follows (thousands):

Payments Due by Period

Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
$822,920	$104,085	$211,270	$198,459	$309,106

STORES AND GROSS SQUARE FEET Store count and gross square footage by division were as follows:

	February 2, 2002		February 3, 2001	
	Number of Stores	Gross Square Feet (thousands)	Number of Stores	Gross Square Feet (thousands)
Abercrombie & Fitch	309	2,798	265	2,443
abercrombie	148	662	84	375
Hollister Co.	34	213	5	31
Total	491	3,673	354	2,849

CAPITAL EXPENDITURES Capital expenditures, net of construction allowances, totaled $126.5 million, $153.5 million and $73.4 million for 2001, 2000 and 1999, respectively. Additionally, the noncash accrual for construction in progress totaled $1.0 million, $9.5 million and $10.4 million in 2001, 2000 and 1999, respectively. Capital expenditures related to the construction of a new office and distribution center, including the noncash accrual for construction in progress, accounted for approximately $17 million, $92 million and $27 million of total capital expenditures in 2001, 2000 and 1999, respectively. The office and distribution center were completed in 2001. The balance of capital expenditures related primarily to new stores.

The Company anticipates spending $105 to $115 million in 2002 for capital expenditures, of which $85 to $95 million will be for new stores construction. The balance of expenditures primarily relates to improving the in-store information technology structure and improvements in the distribution center. The Company intends to add approximately 815,000 gross square feet in 2002, which will represent a 22% increase over year-end 2001. It is anticipated the increase will result from the addition of approximately 40 new Abercrombie & Fitch stores, 30 abercrombie stores and 60 Hollister Co. stores.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for Abercrombie & Fitch stores opened in 2002 will approximate $600,000 per store, after giving effect to landlord allowances. In addition, inventory purchases are expected to average approximately $300,000 per store.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for abercrombie stores opened in 2002 will approximate $500,000 per store, after giving effect to landlord allowances. In addition, inventory purchases are expected to average approximately $150,000 per store.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for Hollister Co. stores opened in 2002 will approximate $750,000 per store, after giving effect to landlord allowances. However, the Company is in the early stages of developing Hollister Co. and, as a result, current average costs for leasehold improvements and furniture and fixtures are not representative of future costs. In addition, inventory purchases are expected to average approximately $250,000 per store.

The Company expects that substantially all future capital expenditures will be funded with cash from operations. In addition, the Company has available a $150 million credit agreement to support operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

The Company's significant accounting policies can be found in the Notes to Consolidated Financial Statements (Note 2). The Company believes that the following policies are most critical to the portrayal of the Company's financial condition and results of operations.

Revenue Recognition - The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card. Catalogue and e-commerce sales are recorded upon shipment of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related costs are classified as cost of goods sold. Employee discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable.

Inventory Valuation - Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method. The retail method of inventory valuation is an averaging technique applied to different categories of inventory. At A&F, the averaging is determined at the stock keeping unit (SKU) level by averaging all costs for each SKU. An initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. Permanent markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost–to-retail relationship. The use of the retail method and the taking of markdowns effectively values inventory at the lower of cost or market. The Company further reduces inventory by recording an additional markdown reserve using the retail carrying value of inventory from the season just passed. Markdowns on this carryover inventory represent the future anticipated selling prices. Additionally, as part of inventory valuation, an inventory shrinkage estimate is made each period that reduces the value of inventory for lost or stolen items. Inherent in the retail method calculation are certain significant judgments and estimates including, among others, initial markup, markdowns and shrinkage, which could significantly impact the ending inventory valuation at cost as well as resulting gross margins. Management believes that this inventory valuation method provides a conservative inventory valuation as it preserves the cost-to-retail relationship in inventory.

Property and Equipment - Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for leasehold improvements and 3-10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores at the 1988 purchase of the Abercrombie & Fitch business by The Limited, Inc. ("The Limited") and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed at the store level at least annually for impairment or whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

Income Taxes - Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax law and published guidance with respect to applicability to the Company's operations. Significant examples of this concept include capitalization policies for various tangible and intangible costs, income and expense recognition and inventory valuation methods. No valuation allowance has been provided for deferred tax assets because management believes the full amount of the net deferred tax assets will be realized in the future. The effective tax rate utilized by the Company reflects management's judgment of the expected tax liabilities within the various taxing jurisdictions.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." The standard is effective starting with fiscal years beginning after December 15, 2001 (February 3, 2002 for the Company). SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Management anticipates that the adoption of SFAS No. 142 will not have an impact on the Company's results of operations or its financial position.

SFAS No. 143, "Accounting for Asset Retirement Obligations," will be effective for fiscal years beginning after June 15, 2002 (February 2, 2003 for the Company). The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or the entity incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of lease terms are minimal, management anticipates that the adoption of SFAS No. 143 will not have a significant effect on the Company's results of operations or its financial position.

SFAS No.144, "Accounting for Impairment or Disposal of Long-Lived Assets," will be effective for fiscal years beginning after December 15, 2001 (February 3, 2002 for the Company), and interim periods within those fiscal years. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Management anticipates that the adoption of SFAS No. 144 will not have an impact on the Company's results of operations or its financial position.

RELATIONSHIP WITH THE LIMITED Effective May 19, 1998, The Limited completed a tax-free exchange offer to establish A&F as an independent company. Subsequent to the exchange offer (see Note 1 of the Notes to Consolidated Financial Statements), A&F and The Limited entered into various service agreements for terms ranging from one to three years. A&F hired associates with the appropriate expertise or contracted with outside parties to replace those services which expired in May 1999. Service agreements were also entered into for the continued use by the Company of its distribution and home office space and transportation and logistic services. The distribution space agreement terminated in April 2001. The home office space and transportation and logistic services agreements expired in May 2001. The cost of these services generally was equal to The Limited's cost in providing the relevant services plus 5% of such costs.

Costs incurred to replace the services provided by The Limited did not have a material adverse impact on the Company's financial condition.

IMPACT OF INFLATION The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on its results of operations and financial condition have been minor.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 A&F cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of A&F involve risks and uncertainties and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2002 and beyond to differ materially from those expressed or implied in any of the forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions domestically and in foreign jurisdictions in which the Company operates, including, but not limited to, acts of terrorism or war; the impact of competition and pricing; changes in weather patterns; political stability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of suitable store locations at appropriate terms; ability to develop new merchandise; and ability to hire, train and retain associates.

Abercrombie & Fitch

CONSOLIDATED STATEMENTS OF INCOME

(Thousands except per share amounts)	2001	2000	1999
Net Sales	$1,364,853	$1,237,604	$1,030,858
Cost of Goods Sold, Occupancy and Buying Costs	806,819	728,229	580,475
Gross Income	558,034	509,375	450,383
General, Administrative and Store Operating Expenses	286,576	255,723	208,319
Operating Income	271,458	253,652	242,064
Interest Income, Net	(5,064)	(7,801)	(7,270)
Income Before Income Taxes	276,522	261,453	249,334
Provision for Income Taxes	107,850	103,320	99,730
Net Income	$ 168,672	$ 158,133	$ 149,604
Net Income Per Share:			
Basic	$ 1.70	$ 1.58	$ 1.45
Diluted	$ 1.65	$ 1.55	$ 1.39

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Net Sales ($ in Millions)



$1,400
$1,200
$1,000
$800
$600
$400
$200
$513
$805
$1,031
$1,238
$1,365
1997
1998
1999
2000
2001

Net Income ($ in Millions)



$180
$160
$140
$120
$100
$80
$60
$40
$20
$48
$102
$150
$158
$169
1997
1998
1999
2000
2001

CONSOLIDATED BALANCE SHEETS

(Thousands)	February 2, 2002	February 3, 2001
Assets		
Current Assets		
Cash and Equivalents	$167,664	$137,581
Marketable Securities	71,220	–
Receivables	20,456	15,829
Inventories	108,876	120,997
Store Supplies	21,524	17,817
Other	15,455	11,338
Total Current Assets	405,195	303,562
Property and Equipment, Net	365,112	278,785
Deferred Income Taxes	–	6,849
Other Assets	239	381
Total Assets	$770,546	$589,577
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	$ 31,897	$ 33,942
Accrued Expenses	109,586	101,302
Income Taxes Payable	22,096	21,379
Total Current Liabilities	163,579	156,623
Deferred Income Taxes	1,165	–
Other Long-Term Liabilities	10,368	10,254
Shareholders' Equity		
Common Stock – $.01 par value	1,033	1,033
Paid-In Capital	141,394	136,490
Retained Earnings	519,540	350,868
	661,967	488,391
Less: Treasury Stock, at Average Cost	(66,533)	(65,691)
Total Shareholders' Equity	595,434	422,700
Total Liabilities and Shareholders' Equity	$770,546	$589,577

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Abercrombie & Fitch

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock					
(Thousands)	Shares Outstanding	Par Value	Paid-In Capital	Retained Earnings	Treasury Stock, at Average Cost	Total Shareholders' Equity
Balance, January 30, 1999	102,814	$1,033	$143,626	$ 43,131	$ (1,685)	$ 186,105
Purchase of Treasury Stock	(1,510)	–	–	–	(50,856)	(50,856)
Net Income	–	–	–	149,604	–	149,604
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	9,389	–	–	9,389
Stock Options, Restricted Stock and Other	700	–	(5,710)	–	22,562	16,852
Balance, January 29, 2000	102,004	$1,033	$147,305	$192,735	$(29,979)	$311,094
Purchase of Treasury Stock	(3,550)	–	–	–	(43,929)	(43,929)
Net Income	–	–	–	158,133	–	158,133
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	462	–	–	462
Stock Options, Restricted Stock and Other	342	–	(11,277)	–	8,217	(3,060)
Balance, February 3, 2001	98,796	$1,033	$136,490	$350,868	$(65,691)	$422,700
Purchase of Treasury Stock	(600)	–	–	–	(11,069)	(11,069)
Net Income	–	–	–	168,672	–	168,672
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	5,056	–	–	5,056
Stock Options, Restricted Stock and Other	677	–	(152)	–	10,227	10,075
Balance, February 2, 2002	98,873	$1,033	$141,394	$519,540	$(66,533)	$595,434

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Shareholders' Equity ($ in Millions)



$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$59
$186
$311
$423
$595
1997
1998
1999
2000
2001

Earnings Per Diluted Share



$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.47
$0.96
$1.39
$1.55
$1.65
1997
1998
1999
2000
2001

Abercrombie & Fitch

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)	2001	2000	1999
Operating Activities			
Net Income	$168,672	$158,133	$149,604
Impact of Other Operating Activities on Cash Flows			
Depreciation and Amortization	41,155	30,731	27,721
Noncash Charge for Deferred Compensation	3,936	4,340	5,212
Change in Assets and Liabilities			
Inventories	12,121	(45,735)	(31,270
Accounts Payable and Accrued Expenses	5,272	21,626	4,999
Income Taxes	13,787	(8,420)	9,258
Other Assets and Liabilities	(11,741)	(9,486)	(12,773
Net Cash Provided by Operating Activities	233,202	151,189	152,751
Investing Activities			
Capital Expenditures	(126,515)	(153,481)	(73,377
Proceeds from Maturities of Marketable Securities	–	45,601	11,332
Purchase of Marketable Securities	(71,220)	–	(56,933
Note Receivable	(454)	(3,000)	(1,500
Net Cash Used for Investing Activities	(198,189)	(110,880)	(120,478
Financing Activities			
Purchase of Treasury Stock	(11,069)	(43,929)	(50,856
Other Changes in Shareholders' Equity	6,139	(6,707)	2,927
Net Cash Used for Financing Activities	(4,930)	(50,636)	(47,929
Net Increase/(Decrease) in Cash and Equivalents	30,083	(10,327)	(15,656
Cash and Equivalents, Beginning of Year	137,581	147,908	163,564
Cash and Equivalents, End of Year	$167,664	$137,581	$147,908
Significant Noncash Investing Activities			
Accrual for Construction in Progress	$ 967	$ 9,531	$ 10,447

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION Abercrombie & Fitch Co. ("A&F"), through its subsidiaries (collectively, A&F and its subsidiaries are referred to as "Abercrombie & Fitch" or the "Company"), is a specialty retailer of high quality, casual apparel for men, women and kids with an active, youthful lifestyle. The business was established in 1892 and subsequently acquired by The Limited, Inc. ("The Limited") in 1988.

A&F was established as an independent Company through an initial public offering (the "Offering") which was consummated on October 1, 1996. As a result of the Offering, 84.2% of the outstanding common stock of A&F was owned by The Limited, until the completion of a tax-free exchange offer (the "Exchange Offer") on May 19, 1998.

The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to, A&F and its subsidiaries and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of A&F and all significant subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2001 and 1999 represent the fifty-two week periods ended February 2, 2002 and January 29, 2000. The results for fiscal year 2000 represent the fifty-three week period ended February 3, 2001.

CASH AND EQUIVALENTS Cash and equivalents include amounts on deposit with financial institutions and investments with original maturities of less than 90 days.

MARKETABLE SECURITIES All investments with original maturities of greater than 90 days are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification at the time of purchase. At February 2, 2002, the Company held investments in marketable securities which were classified as held to maturity based on the Company's positive intent and ability to hold the securities to maturity. All securities held by the Company at February 2, 2002 were corporate debt securities which mature within one year and are stated at amortized cost which approximates market value.

INVENTORIES Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

STORE SUPPLIES The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed except for new merchandise presentation programs which are capitalized.

PROPERTY AND EQUIPMENT Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for leasehold improvements and 3-10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores at the 1988 purchase of the Abercrombie & Fitch business by The Limited and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed at the store level at least annually for impairment or whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

INCOME TAXES Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the Exchange Offer, the Company was included in The Limited's consolidated federal and certain state income tax groups for income tax reporting purposes and was responsible for its proportionate share of income taxes calculated upon its federal taxable income at a current estimate of the Company's annual effective tax rate. Subsequent to the Exchange Offer, the Company began filing its tax returns on a separate basis.

SHAREHOLDERS' EQUITY The Board of Directors declared a two-for-one stock split on A&F's Class A Common Stock, distributed on June 15, 1999 to shareholders of record at the close of business on May 25, 1999. All share and per share amounts in the accompanying consolidated financial statements for all periods have been restated to reflect the stock split.

At February 2, 2002, there were 150 million shares of $.01 par value Class A Common Stock authorized, of which 98.9 million and 98.8 million shares were outstanding at February 2, 2002 and February 3, 2001, respectively, and 106.4 million shares of $.01 par value Class B Common Stock authorized, none of which were outstanding at February 2, 2002 or February 3, 2001. In addition, 15 million shares of $.01 par value Preferred Stock were authorized, none of which have been issued. See Note 13 for information about Preferred Stock Purchase Rights.

Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to three votes per share on all matters submitted to a vote of shareholders.

REVENUE RECOGNITION The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card. Catalogue and e-commerce sales are recorded upon shipment of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related costs are classified as cost of goods sold. Employee discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable.

CATALOGUE AND ADVERTISING COSTS Costs related to the A&F Quarterly, a catalogue/magazine, primarily consist of catalogue production and mailing costs and are expensed as incurred. Advertising costs consist of in-store photographs and advertising in selected national publications and are expensed when the photographs or publications first appear. Catalogue and advertising costs amounted to $30.7 million in 2001, $30.4 million in 2000 and $30.3 million in 1999.

STORE PREOPENING EXPENSES Preopening expenses related to new store openings are charged to operations as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS The recorded values of current assets and current liabilities, including receivables, marketable securities and accounts payable, approximate fair value due to the short maturity and because the average interest rate approximates current market origination rates.

EARNINGS PER SHARE Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Net income per basic share is computed based on the weighted average number of outstanding shares of common stock. Net income per diluted share includes the weighted average effect of dilutive stock options and restricted shares.

Weighted Average Shares Outstanding (thousands):

	2001	2000	199
Shares of common stock issued	103,300	103,300	103,30
Treasury shares	(4,198)	(3,239)	(42
Basic shares	99,102	100,061	102,87
Dilutive effect of options and restricted shares	3,422	2,095	4,77
Diluted shares	102,524	102,156	107,64

Options to purchase 5,630,000, 9,100,000 and 5,600,000 shares of Class A Commo Stock were outstanding at year-end 2001, 2000 and 1999, respectively, but were no included in the computation of net income per diluted share because the options' exercise prices were greater than the average market price of the underlying shares.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

RECLASSIFICATIONS Certain amounts have been reclassified to conform with current year presentation. The amounts reclassified did not have an effect on the Company's results of operations or shareholders' equity.

3. ISSUANCES OF ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." The standard is effective starting with fiscal years beginning after December 15, 2001 (February 3, 2002 for the Company). SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Management anticipates that the adoption of SFAS No. 142 will not have an impact on the Company's results of operations or its financial position.

SFAS No. 143, "Accounting for Asset Retirement Obligations," will be effective for fiscal years beginning after June 15, 2002 (February 2, 2003 for the Company). The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or the entity incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of lease terms are minimal, management anticipates that the adoption of SFAS No. 143 will not have a significant effect on the Company's results of operations or its financial position.

SFAS No.144, "Accounting for Impairment or Disposal of Long-Lived Assets," will be effective for fiscal years beginning after December 15, 2001 (February 3, 2002 for the Company), and interim periods within those fiscal years. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Management anticipates that the adoption of SFAS No. 144 will not have an impact on the Company's results of operations or its financial position.

4. PROPERTY AND EQUIPMENT Property and equipment, at cost, consisted of (thousands):

	2001	2000
Land	$ 15,414	$ 14,007
Building	91,531	–
Furniture, fixtures and equipment	303,606	212,674
Beneficial leaseholds	7,349	7,349
Leasehold improvements	54,702	31,613
Construction in progress	28,721	118,553
Total	$501,323	$384,196
Less: accumulated depreciation and amortization	136,211	105,411
Property and equipment, net	$365,112	$278,785

5. LEASED FACILITIES AND COMMITMENTS Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

A summary of rent expense follows (thousands):

	2001	2000	1999
Store rent:			
Fixed minimum	$83,608	$65,716	$51,086
Contingent	4,897	7,079	8,246
Total store rent	$88,505	$72,795	$59,332
Buildings, equipment and other	1,566	2,777	2,574
Total rent expense	$90,071	$75,572	$61,906

At February 2, 2002, the Company was committed to noncancelable leases with remaining terms of one to fourteen years. These commitments include store leases with initial terms ranging primarily from ten to fifteen years. A summary of minimum rent commitments under noncancelable leases follows (thousands):

2002	$104,085	**2005**	102,533
2003	105,953	**2006**	95,926
2004	105,317	**Thereafter**	309,106

6. ACCRUED EXPENSES Accrued expenses consisted of the following (thousands):

	2001	*2000*
Accrual for construction in progress	$ 25,338	$ 24,371
Unredeemed gift card revenue	17,031	11,636
Rent and landlord charges	16,247	15,634
Catalogue and advertising costs	11,178	7,818
Compensation and benefits	9,492	11,771
Taxes, other than income	3,552	5,102
Other	26,748	24,970
Total	$109,586	$101,302

7. INCOME TAXES The provision for income taxes consisted of (thousands):

	2001	2000	1999
Currently payable:			
Federal	$ 80,126	$ 80,856	$ 84,335
State	14,567	18,403	20,251
	$ 94,693	$ 99,259	$104,586
Deferred:			
Federal	11,133	2,814	(3,885)
State	2,024	1,247	(971)
	$ 13,157	$ 4,061	$(4,856)
Total provision	$107,850	$103,320	$99,730

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

	2001	*2000*	*1999*
Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal income tax effect	3.9%	4.1%	4.6%
Other items, net	0.1%	0.4%	0.4%
Total	39.0%	39.5%	40.0%

Income taxes payable included net current deferred tax assets of $4.9 million and $12.6 million at February 2, 2002 and February 3, 2001, respectively.

Subsequent to the Exchange Offer, the Company began filing its tax returns on a separate basis and made tax payments directly to taxing authorities. Prior to the Exchange Offer, the Company was included in the consolidated federal and certain state income tax groups of The Limited for income tax purposes. Under this arrangement, the Company was responsible for and paid The Limited its proportionate share of income taxes, calculated upon its separate taxable income at the estimated annual effective tax rate. Amounts paid to The Limited totaled $20 thousand, $829 thousand and $9.1 million in 2001, 2000 and 1999, respectively. Amounts paid directly to taxing authorities were $94.3 million, $111.7 million and $81.1 million in 2001, 2000 and 1999, respectively.

The effect of temporary differences which gives rise to deferred income tax assets (liabilities) was as follows (thousands):

	2001	2000
Deferred tax assets:		
Deferred compensation	$ 8,833	$ 8,311
Rent	1,525	2,414
Accrued expenses	7,216	8,144
Inventory	1,747	2,767
Other, net	139	–
Total deferred tax assets	19,460	21,636
Deferred tax liabilities:		
Store supplies	(7,417)	(2,061)
Property and equipment	(8,307)	(85)
Total deferred tax liabilities	(15,724)	(2,146)
Net deferred income tax assets	$3,736	$19,490

No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

8. LONG-TERM DEBT The Company entered into a $150 million syndicated unsecured credit agreement (the "Agreement") on April 30, 1998. Borrowings outstanding under the Agreement are due April 30, 2003. The Agreement has several borrowing options, including interest rates that are based on the bank agent's "Alternate Base Rate," a LIBO Rate or a rate submitted under a bidding process. Facility fees payable under the Agreement are based on the Company's ratio (the "leverage ratio") of the sum of total debt plus 800% of forward minimum rent commitments to trailing four-quarters EBITDAR and currently accrues at .225% of the

committed amount per annum. The Agreement contains limitations on debt, liens, restricted payments (including dividends), mergers and acquisitions, sale-leaseback transactions, investments, acquisitions, hedging transactions, and transactions with affiliates. It also contains financial covenants requiring a minimum ratio of EBITDAR to interest expense and minimum rent and a maximum leverage ratio. No amounts were outstanding under the Agreement at February 2, 2002 or February 3, 2001.

9. RELATED PARTY TRANSACTIONS Subsequent to the Exchange Offer, A&F and The Limited entered into various service agreements for terms ranging from one to three years. A&F hired associates with the appropriate expertise or contracted with outside parties to replace those services which expired in May 1999. Service agreements were also entered into for the continued use by the Company of its distribution and home office space and transportation and logistic services. The agreement for use of distribution space terminated in April 2001. The agreements for home office space and transportation and logistics services expired in May 2001. The cost of these services generally was equal to The Limited's cost in providing the relevant services plus 5% of such costs.

Costs incurred to replace the services provided by The Limited did not have a material adverse impact on the Company's financial condition.

Shahid & Company, Inc. has provided advertising and design services for the Company since 1995. Sam N. Shahid Jr., who serves on A&F's Board of Directors, has been President and Creative Director of Shahid & Company, Inc. since 1993. Fees paid to Shahid & Company, Inc. for services provided during fiscal years 2001, 2000 and 1999 were approximately $1.8 million, $1.7 million and $1.4 million, respectively.

On January 1, 2002, A&F loaned the amount of $4,953,833 to its Chairman of the Board, a major shareholder of A&F, pursuant to the terms of a replacement promissory note, which provides that such amount is due and payable on December 31, 2002. If A&F records net sales of at least $1,156,100,000 during the period from February 3, 2002 through November 30, 2002, the outstanding principal under the note will not bear interest. If A&F does not record net sales exceeding that threshold, the outstanding principal under the note will bear interest from January 1, 2002 at the rate of 4.5% per annum. This note constitutes a replacement of, and substitute for, the replacement promissory note dated as of May 18, 2001 in the amount of $4,817,146, which has been cancelled. The replacement promissory note dated May 18, 2001 constituted a replacement of, and substitute for, the replacement promissory note dated as of August 28, 2000 in the amount of $4.5 million. The replacement promissory note dated August 28, 2000 constituted a replacement of, and substitute for, the promissory note dated March 1, 2000 and the replacement promissory note dated May 19, 2000 in the amounts of $1.5 million and $3.0 million, respectively. The replacement promissory note dated May 19, 2000 constituted a replacement of, and substitute for, the promissory note dated November 17, 1999 in the amount $1.5 million.

10. STOCK OPTIONS AND RESTRICTED SHARES Under A&F's stock plans, associates and non-associate directors may be granted up to a total of 21.3 million restricted shares and options to purchase A&F's common stock at the market price on the date of grant. In 2001, associates of the Company were granted approximately 600,000 options, with vesting periods from four to five years. A total of 84,000 options were granted to non-associate directors in 2001, all of which vest over four years. All options have a maximum term of ten years.

The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996, but elected to continue to measure compensation expense in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted in 2001, 2000 and 1999, consistent with the methodology in SFAS No. 123, the pro forma effect on net income and net income per diluted share would have been a reduction of approximately $20.6 million or $.20 per share in 2001, $20.0 million or $.20 per share in 2000 and $18.5 million or $.17 per share in 1999. The weighted-average fair value of all options granted during fiscal 2001, 2000 and 1999 was $14.96, $8.90 and $23.34, respectively. The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: no expected dividends; price volatility of 54% in 2001, 50% in 2000 and 45% in 1999; risk-free interest rates of 4.7%, 6.2% and 6.0% in 2001, 2000 and 1999, respectively; assumed forfeiture rates of

15% in 2001 and 10% in 2000 and 1999; and expected lives of 5 years in 2001 and 2000 and 6.5 years in 1999.

The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because it takes into consideration pro forma compensation expense related only to those grants made subsequent to the Offering.

Options Outstanding at February 2, 2002

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$8-$23	4,449,000	6.3	$13.02	1,762,000	$11.21
$23-$38	3,304,000	7.2	$26.29	1,126,000	$26.34
$38-$52	5,208,000	7.5	$43.50	177,000	$41.07
$8-$52	12,961,000	7.0	$28.65	3,065,000	$18.49

A summary of option activity for 2001, 2000 and 1999 follows:

	Number of Shares	Weighted Average Option Price
2001		
Outstanding at beginning of year	12,994,000	$28.01
Granted	648,000	29.38
Exercised	(521,000)	15.00
Canceled	(160,000)	24.09
Outstanding at end of year	12,961,000	$28.65
Options exercisable at year-end	3,065,000	$18.49
2000		
Outstanding at beginning of year	12,809,000	$28.03
Granted	1,414,000	17.25
Exercised	(193,000)	14.57
Canceled	(1,036,000)	16.06
Outstanding at end of year	12,994,000	$28.01
Options exercisable at year-end	2,164,000	$16.13
1999		
Outstanding at beginning of year	7,568,000	$15.87
Granted	5,794,000	42.90
Exercised	(337,000)	9.39
Canceled	(216,000)	25.25
Outstanding at end of year	12,809,000	$28.03
Options exercisable at year-end	556,000	$ 9.85

A total of 19,000, 102,000 and 140,000 restricted shares were granted in 2001, 2000 and 1999, respectively, with a total market value at grant date of $.6 million, $2.3 million and $5.4 million, respectively. The restricted share grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to five years. Compensation expenses related to restricted share awards amounted to $3.9 million, $4.3 million and $5.2 million in 2001, 2000 and 1999, respectively.

11. RETIREMENT BENEFITS The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $3.9 million in 2001, $3.0 million in 2000 and $2.6 million in 1999.

12. CONTINGENCIES The Company is involved in a number of legal proceedings. Although it is not possible to predict with any certainty the eventual outcome of any legal proceedings, it is the opinion of management that the ultimate resolution of these matters will not have a material impact on the Company's results of operations, cash flows or financial position.

13. PREFERRED STOCK PURCHASE RIGHTS On July 16, 1998, A&F's Board of Directors declared a dividend of .50 of a Series A Participating Cumulative Preferred Stock Purchase Right (Right) for each outstanding share of Class A Common Stock, par value $.01 per share (Common Stock), of A&F. The dividend was paid to shareholders of record on July 28, 1998. Shares of Common Stock issued after July 28, 1998 and prior to the Distribution Date described below will be issued with .50 Right attached. Under certain conditions, each whole Right may be exercised to purchase one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at an initial price of $250. The Rights

initially will be attached to the shares of Common Stock. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired beneficial ownership of 20% or more of A&F's outstanding shares of Common Stock and become an "Acquiring Person" (Share Acquisition Date) or 10 business days (or such later date as the Board shall determine before any person has become an Acquiring Person) after commencement of a tender or exchange offer which would result in a person or group beneficially owning 20% or more of A&F's outstanding Common Stock. The Rights are not exercisable until the Distribution Date.

In the event that any person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person and certain affiliated persons) will be entitled to purchase, upon exercise of the Right, shares of Common Stock having a market value two times the exercise price of the Right. At any time after any person becomes an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares), A&F's Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. In the event that, at any time following the Share Acquisition Date, A&F is acquired in a merger or other business combination transaction in which A&F is not the surviving corporation, the Common Stock is exchanged for other securities or assets or 50% or more of A&F's assets or earning power is sold or transferred, the holder of a Right will be entitled to buy, for the exercise price of the Rights, the number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

The Rights, which do not have any voting rights, expire on July 16, 2008, and may be redeemed by A&F at a price of $.01 per whole Right at any time before a person becomes an Acquiring Person.

Rights holders have no rights as a shareholder of A&F, including the right to vote and to receive dividends.

14. QUARTERLY FINANCIAL DATA (UNAUDITED) Summarized quarterly financial results for 2001 and 2000 follow (thousands except per share amounts):

2001 Quarter	First	Second	Third	Fourth
Net sales	$263,680	$280,116	$354,473	$466,584
Gross income	97,840	108,327	143,403	208,464
Net income	20,603	25,038	43,863	79,168
Net income per basic share	$.21	$.25	$.44	$.80
Net income per diluted share	$.20	$.24	$.43	$.78
2000 Quarter	**First**	**Second**	**Third**	**Fourth**
Net sales	$205,006	$229,031	$364,122	$439,445
Gross income	75,403	87,765	143,283	202,924
Net income	16,163	21,163	43,592	77,215
Net income per basic share	$.16	$.21	$.44	$.78
Net income per diluted share	$.16	$.21	$.43	$.76

MARKET PRICE INFORMATION The following is a summary of A&F's sales price as reported on the New York Stock Exchange ("ANF") for the 2001 and 2000 fiscal years:

	Sales Price	
	High	Low
2001 Fiscal Year		
4th Quarter	$30.40	$18.06
3rd Quarter	$38.50	$16.21
2nd Quarter	$47.50	$33.10
1st Quarter	$37.90	$26.28
2000 Fiscal Year		
4th Quarter	$31.31	$14.75
3rd Quarter	$26.56	$15.31
2nd Quarter	$16.69	$ 8.00
1st Quarter	$24.50	$10.06

A&F has not paid dividends on its shares of Class A Common Stock in the past and does not presently plan to pay dividends on the shares. It is presently anticipated that earnings will be retained and reinvested to support the growth of the Company's business. The payment of any future dividends on shares will be determined by the A&F Board of Directors in light of conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

On February 2, 2002, there were approximately 5,000 shareholders of record. However, when including active associates who participate in A&F's stock purchase plan, associates who own shares through A&F-sponsored retirement plans and others holding shares in broker accounts under street name, A&F estimates the shareholder base at approximately 65,000.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ABERCROMBIE & FITCH:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Abercrombie & Fitch and its subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 (on pages 19 to 29) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Columbus, Ohio
February 19, 2002

Abercrombie & Fitch

CORPORATE INFORMATION

Abercrombie & Fitch
6301 Fitch Path, New Albany, Ohio 43054
(614) 283-6500
www.abercrombie.com

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for
10:00 A.M., Thursday, May 23, 2002 at Abercrombie & Fitch Headquarters,
6301 Fitch Path, New Albany, Ohio 43054.

STOCK EXCHANGE LISTING

New York Stock Exchange (Trading Symbol "ANF"),
commonly listed in newspapers as AberFit.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, Columbus, Ohio

INVESTOR RELATIONS

For further information on Abercrombie & Fitch, additional copies of this report,
Form 10-K or other financial information, contact:
Investor Relations & Corporate Communications
Abercrombie & Fitch
P.O. Box 182168
Columbus, Ohio 43218
You may also contact us by sending an e-mail to Investor_Relations@abercrombie.com
or by visiting the Investor Relations section of the Company's Web site.

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND AGENT

National City Bank, Corporate Trust Operations, Dept 5352
P.O. Box 92301, Cleveland, Ohio 44193.

ABERCROMBIE & FITCH

Initial Public Offering: September 26, 1996
Number of Associates: 16,700
Approximate Shareholder Base: 65,000

CORPORATE OFFICERS

MICHAEL S. JEFFRIES
Chairman and Chief Executive Officer

SETH R. JOHNSON
Executive Vice President - Chief Operating Officer

RAYMOND C. ATTANASIO
Senior Vice President - General Merchandise Manager for Abercrombie & Fitch Boys'

DIANE CHANG
Senior Vice President - Sourcing

DAVID L. LEINO
Senior Vice President - Stores

LESLEE K. O'NEILL
Senior Vice President - Planning and Allocation

WESLEY S. McDONALD
Vice President - Chief Financial Officer

BOARD OF DIRECTORS

MICHAEL S. JEFFRIES
Chairman and Chief Executive Officer

RUSSELL M. GERTMENIAN
Partner, Vorys, Sater, Seymour and Pease LLP

JOHN A. GOLDEN
Retired Partner, Goldman, Sachs & Company

ARCHIE M. GRIFFIN
Associate Director of Athletics, The Ohio State University

SETH R. JOHNSON
Executive Vice President - Chief Operating Officer

JOHN W. KESSLER
Chairman, The New Albany Company

SAMUEL N. SHAHID, JR.
President/Creative Director, Shahid & Company, Inc.

KATHRYN D. SULLIVAN, Ph.D.
President and Chief Executive Officer, COSI Columbus



